April 17, 2012
Sonia Gupta Barros
Special Counsel
United States
Securities and Exchange Commission
Washington, D.C. 20549

Re:      Puravita Corporation
Post-Effective Amendment to Registration Statement on Form S-1
Filed February 27, 2012
File No. 333-172892

Dear Ms. Barros;

Our initial POS AM No. 2 missed several changes which were made in response to your comments of March 9, 2012 therefore we have submitted POS AM No. 3 which includes those changes for your review.

Very truly yours,

/s/ Rory O’Dare
Rory O’Dare
President